EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
For the three months ended March 31, 2011 and 2010

Extorre Gold Mines Limited Consolidated Statement of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data)

	March 31, 2011	December 31, 2010	January 1, 2010
Assets

Current
Cash and cash equivalents (Note 8)	$38,676	$46,102	$465
Amounts receivable and prepaid expenses	503	485	127
Due from related party (Note 15)	2	22	249
	39,181	46,609	841

Property and equipment(Note 9)	688	239	88
Mineral properties(Note 10)	2,736	2,847	3,354
	$42,605	$49,695	$4,283

Liabilities

Current
Accounts payable and accrued liabilities	$3,276	$2,269	$1,435
Due to related parties(Note 15)	193	88	–
	3,469	2,357	1,435

Shareholders’ Equity

Share capital(Note 11)	144,703	144,641	-
Contributed surplus(Note 14)	15,073	11,168	77,599
Deficit	(119,941)	(107,916)	(74,751)
Accumulated other comprehensive loss	(699)	(555)	–
	39,136	47,338	2,848
	$42,605	$49,695	$4,283

Contractual Obligations (Note16)

Approved by the Directors:
“George Lawton”	Director
“Eric Roth”	Director

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Consolidated Statements of Loss,Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the three months ended March 31,	2011	2010
Income
Interest income	$116	$3

Expenses
Accounting and audit	21	67
Administration salaries and consulting (Note 12)	550	290
Directors’ fees(Note 12)	1,189	199
Foreign exchange (gain) loss	(31)	70
General and administration	128	73
Legal fees	41	96
Management fees (Note 12)	1,194	747
Mineral property exploration expenditures (Notes 10 and 12)	8,596	4,617
Shareholdercommunications(Note 12)	249	173
Stock exchange listing and filing fees	204	245
	12,141	6,577

Net loss for the period	12,025	6,574

Other comprehensive loss	144	297

Comprehensive loss for the period	$12,169	$6,871

Net loss for the period	$12,025	$6,574
Deficit at beginning of the period	107,916	74,751

Deficit at end of the period	$119,941	$81,325

Basic & diluted loss per common share	$(0.14)	$(0.09)
Weighted average number of common shares outstanding	87,508,848	74,759,009

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the three months ended March 31,		2011	2010
Operating Activities
Net loss for the period		$(12,025)	$(6,574)
Non-cash items:
Amortization		59	6
Stock based compensation	(Note 12)	3,927	1,528
		(8,039)	(5,040)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(18)	(188)
Due from related parties		20	11
Due to related parties		105	4
Accounts payable and accrued liabilities		1,007	396
		(6,925)	(4,817)

Financing Activities
Issue of share capital for cash	(Note 11)	40	10
Funding provided by Exeter	(Note 6)	-	29,797
		40	29,807
Investing Activities
Acquisition of property and equipment		(541)	(94)

Net increase (decrease) in cash and cash equivalents		(7,426)	24,896
Cash and cash equivalents – beginning of the period		46,102	46

Cash and cash equivalents – end of the period		$38,676	$25,361

See accompanying notes to the consolidated financial statements

Extorre Gold Mines Limited Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance atJanuary 1, 2010	–	$–	$77,599	$(74,751)	$–	$2,848
Additions during the year:
- Issued pursuant to the Arrangement	74,755,898	104,407	(104,407)	–	–	–
- Equity financing net of share issue costs	9,100,000	37,900	–	–	–	37,900
- Transfer of net assets from Exeter	–	–	27,947	–	–	27,947
- Funding provided and expenses paid by Exeter	–	–	1,850	–	–	1,850
- Stock based compensation allocated from Exeter	–	–	826	–	–	826
- Exercise of warrants	250,729	316	–	–	–	316
- Exercise of stock options	3,367,000	1,593	–	–	–	1,593
- Contributed surplus allocated on exercise of warrants and options	–	948	(948)	–	–	–
- Agent´s warrants	–	(523)	523	–	–	–
- Stock based compensation recognized	–	–	7,778	–	–	7,778
- Other comprehensive loss					(555)	(555)
- Net loss for the year	–	–	–	(33,165)	–	(33,165)
Balance at December 31, 2010	87,473,627	$144,641	$11,168	$(107,916)	$(555)	$47,338
- Exercise of stock options	73,750	40	–	–	–	40
- Contributed surplus allocated on exercise of warrants and options	–	22	(22)	–	–	–
- Stock based compensation recognized	–	–	3,927	–	–	3,927
- Other comprehensive loss	–	–	–	–	(144)	(144)
- Net loss for the period	–	–	–	(12,025)	–	(12,025)
Balance – March 31, 2011	87,547,377	$144,703	$15,073	$(119,941)	$(699)	$39,136

See accompanying notes to the consolidated financial statements

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

1.	Nature of Business

The Company is an exploration stage entity engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

2.	Basis of Preparation and Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprise to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards (“IFRS”).

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS34 and IFRS 1. Subject to certain elections disclosed in Note 3, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 (“the transition date”) and throughout all periods presented, as if these policies had always been in effect. Note 3(b) discloses the impact of the transition to IFRS on the Company’s reported financial results, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim financial statements are based on IFRS issued and effective as of June 10, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim financial statements, including the transition adjustments recognized on change-over to IFRS. As these interim financial statements do not contain all the disclosures required under IFRS, they should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2010.

3.	Explanation of Transition to IFRS

The accounting policies set out in Note 4 have been applied in preparing the financial statements for the period  ended March 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (Extorre’s date of transition).

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

a)	IFRS exemption options:

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after 7 November 2002 and vested before the date of transition to IFRS. The Company has elected to utilize the exemption and, as a result, was only required to recalculate the impact on any share based payments that had not vested at the date of transition, January 1, 2010.This standard has no material impact on the interim financial statements.

Cumulative translation differences

AnIFRS 1 exemption allows the Company to set the currency translation adjustment, which is included in accumulated other comprehensive income, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.This standard had no material impact on the consolidated financial statements.

Business combinations

IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from January 1, 2010 (“Transition Date”). The retrospective basis would require the restatement of prior acquisitions that meet the definition of a business combination under IFRS 3R. The Company elected to adopt IFRS 3R effective January 1, 2010. The standard had no material impact on the consolidated financial statements.

b)	Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods. As the Company’s first-time adoption of IFRS had an impact on netloss and comprehensive loss,the following tables represent the reconciliation from Canadian GAAP to IFRS for the statements of financial position and comprehensive loss and the related impact on deficit.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

i.	A reconciliation between the Canadian GAAP and IFRS consolidated statements of financial position at January 1, 2010, March 31, 2010 and December 31, 2010 is provided below:

		January 1, 2010			March 31, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents		$465	$–	$465	$25,361	$–	$25,361	$46,102	$–	$46,102
Amounts receivable and prepaid expenses		127	–	127	315	–	315	485	–	485
Due from related party		249	–	249	238	–	238	22	–	22
		841	–	841	25,914	–	25,914	46,609	–	46,609

Property and equipment		88	–	88	176	(33)	143	287	(48)	239
Mineral properties		3,354	–	3,354	3,354	(264)	3,090	3,354	(507)	2,847
Total Assets		$4,283	$–	$4,283	$29,444	$(297)	$29,147	$50,250	$(555)	$49,695

LIABILITIES
Current
Accounts payable and accrued liabilities		$1,435	$–	$1,435	$1,831	$–	$1,831	$2,269	$–	$2,269
Due to related parties		-	–	-	4	–	4	88	–	88
		1,435	–	1,435	1,835	–	1,835	2,357	–	2,357

Shareholders’ Equity
Share capital		–	–	–	104,417	–	104,417	144,641	–	144,641
Contributed surplus		77,599	–	77,599	4,517	–	4,517	11,168	–	11,168
Deficit		(74,751)	–	(74,751)	(81,325)	–	(81,325)	(107,916)	–	(107,916)
Accumulated other comprehensive loss		–	–	–	–	(297)	(297)	–	(555)	(555)
		2,848	–	2,848	27,609	(297)	27,312	47,893	(555)	47,338
Total Liabilities and Equity		$4,283	$–	$4,283	$29,444	$(297)	$29,147	$50,250	$(555)	$49,695

Notes to the IFRS reconciliation above:

Foreign currency translation adjustments relate to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS.

As at March 31, 2010 and December 31, 2010, the adjustment to equity includes the one noted above for foreign currency and the adjustments described below in the comprehensive loss reconciliation.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

ii.	A reconciliation between the Canadian GAAP and IFRS total comprehensive loss for the year ended December 31, 2010 is provided below:

	Year ended Dec 31, 2010			Three months ended Mar 31, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$211	$–	$211	$3	$–	$3
		–
Expenses
Accounting and audit	359	–	359	67	–	67
Administration salaries and consulting	1,339	–	1,339	290	–	290
Director’s fees	2,033	–	2,033	199	–	199
Foreign exchange (gain) loss	(90)	–	(90)	70	–	70
General and administration	436	–	436	73	–	73
Legal fees	146	–	146	96	–	96
Management fees	3,756	–	3,756	747	–	747
Mineral property exploration expenditures	24,474	–	24,474	4,617	–	4,617
Shareholder communications	639	–	693	173	–	173
Stock exchange listing and filing fees	284	–	284	245	–	245
	33,376	–	33,376	6,577	–	6,577

Net loss for the year (period)	$33,165	$–	$33,165	$6,574	$–	$6,574
Other comprehensive loss	–	555	555	–	297	297
Comprehensive loss for the year (period)	$33,165	$555	$33,720	$6,574	$297	$6,871
Net loss for the year (period)	$33,165	$–	$33,165	$6,574	$–	$6,574
Deficit at beginning of year (period)	74,751	–	74,751	74,751	–	74,751
		–			–
Deficit at end of year (period)	$107,916	$–	$107,916	$81,325	$–	$81,325

4.	Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

4.	Changes in Accounting Policy and Disclosures (Continued)

policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, orpaid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%

All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

5.           Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

Although the Company has taken steps that it considers adequate to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral properties in foreign jurisdictions is subject to uncertainty and consequently, such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

c)	Mineral property exploration expenditures

The Company expenses exploration expenditures when incurred.

d)	Impairment of mineral property

Assets that are subject to depreciation are reviewed for impairment indicators at each reporting date.  An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). These are typically the individual mines or exploration projects.  Non-financial assets impaired in prior periods are reviewed for possible reversal of the impairment at each reporting date.

When recoverable amount is assessed using discounted cash flow techniques, the estimates are based on the detailed mine and/or production plans.  For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36.

The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure and reclamation and closures costs.  These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

5.           Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

e)	Asset retirement obligations

Asset retirement obligations will be recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. Aliability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset.

Retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. Theinitial fair value of the liability is accreted, by charges to operations, to its estimated future value.The Company had no asset retirement obligations at March 31, 2011.

f)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of 90 days or less.

g)	Translation of foreign currencies

(i) Functional and presentation currency

The financial statements of each entity in the Company group are measured using thecurrency of the primary economic environment in which the entity operates (the “functional currency”). The consolidatedfinancial statements are presented in Canadian dollars.

The functional currency of Extorre is Canadian dollars.

The functional currency of the Company’s subsidiaries Cognito and Estelar is the Argentine Peso.

The financial statements of the Company’s Argentine subsidiaries (“foreignoperations”) are translated into the Canadian dollar presentation currency as follows:

Assets and liabilities – at the closing rate at the date of thestatement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered areasonable approximation to actual rates).

All resulting changes are recognized in other comprehensive income ascumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or losses control, joint control, orsignificantinfluenceover a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related tothe foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operationwhich remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in othercomprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at thedates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreigncurrency transactions and from the translation at year-end exchange rates of monetary assets and liabilitiesdenominated in currencies other than an operation’s functional currency are recognized in the statement of income.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive.

i)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance	– 30%
Computer software	Declining balance	– 50%
Leasehold improvements	Straight-line	– 5 years (term of lease)

Argentina
Computer equipment	Straight-line	– 3-6 years
Computer software	Straight-line	– 2 years
Equipment including vehicles	Straight-line	– 3-7 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

j)	Stock-based compensation

The Company has adopted an incentive stock option plan.Stock options vest from a range of 1 to 2 years (25-100% per year) and expire after 5 years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes optionpricing model. Awards that the Company has the ability to settle with stock are recorded as equity. Stock-based compensation expense is recognized over the tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

k)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty(Continued)

l)	Use of estimates and judgements

The preparation of the consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual area of estimates includes mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits and contingent liabilities. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

m)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

•
Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of accounts receivable, cash and cash equivalents, and amounts due from related parties, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

•
Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties. Accounts payables are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Financial liabilities are classified as current liabilities as payment is due within twelve months.

6.	Transfer of Assets

On March 24, 2010 Exeter Resource Corporation (“Exeter”) completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre.

The Arrangementwas approved by the board of directors of Exeter and by among other things, the favourable vote of Exeter's shareholders at a special meeting held on March 11, 2010 to approve the Arrangement.

Under the Arrangement, each shareholder of Exeter received one share of Extorre for each share of Exeter held.  Exeter transferred itswholly owned subsidiaries, Estelar and Cognito to Extorre. Both Estelar and Cognito are incorporated in the British Virgin Islands. Estelar and Cognito hold the assets, consisting of cash and working capital balances and the interests in a number of precious and base metal projects, being the Cerro Moro property, the Don Sixto property, and various other mineral properties in Argentina (the “Argentine Business”).

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

6.	Transfer of Assets (Continued)

Where applicable, Extorre’sconsolidated financial statements reflect the statements of loss, comprehensive loss and deficit and cash flows of the Argentine Business as if Extorre existed in its present form during the periods reported. The statements of loss, comprehensive loss and deficit for the period to March 24, 2010, which is included in the year results to December 31, 2010, include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses and stock-based compensation incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each year or period presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods. The allocation of stock-based compensation was calculated on aspecific project basis for those employees or consultants assigned specifically to projects in Argentina and for all others based on the ratio of costs incurred on the Argentine assets in each years presented as compared to the costs incurred on all mineral properties of Exeter in each of the periods.

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)
Net assets transferred to Extorre	$27,947

7.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at March 31, 2011 and December 31, 2010 is summarized as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$38,676	$38,676	$46,102	$46,102
Amounts receivable – at amortized cost	$134	$134	$90	$90
Due from related parties	$2	$2	$22	$22
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$3,276	$3,276	$2,269	$2,269
Due to related parties	$193	$193	$88	$88

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term to maturity.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

7.	Financial Instruments(Continued)

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures.The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk
The Company operates in a number of countries, including Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Argentine Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at March 31, 2011 and December 31, 2010 as follows:

2011 (in thousands)
	ArgentinePesos	US Dollars	Australian Dollars
Cash and cash equivalents	4,661	4,722	–
Amounts receivable	1,530	–	–
Accounts payable and accrued liabilities	(10,296)	(271)	(346)
Net balance	(4,105)	4,451	(346)
Equivalent in Canadian Dollars	(959)	4,315	(348)
Rate to convert to $1.00 CDN	0.2337	0.9696	1.0065

2010 (in thousands)
	ArgentinePesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	–
Amounts receivable	1,366	–	–
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(2,308)	(1,764)	(198)
Equivalent in Canadian Dollars	(559)	(1,755)	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

Based on the above net exposures as at March 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso, US dollar and Australian dollar against the Canadiandollar would result in an increase/decrease of $96, $432 and $35 respectively in the Company’s net loss.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

7.	Financial Instruments(Continued)

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.20% and 1.30%.

Based on the amount of cash and cash equivalents invested at March 31, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $193 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

8.	Cash and Cash Equivalents

	March 31, 2011	December 31, 2010
Cash	$6,001	$3,985
Investment Savings Accounts	8,587	18,029
Guaranteed Investment Certificates	24,088	24,088
Total	$38,676	$46,102

9.	Property and Equipment

	March 31, 2011			December 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$27	$(6)	$21	$27	$(4)	$23
Computer software	7	(2)	5	7	(1)	6
Equipment	6	–	6	–	–	–
Leasehold improvements	30	–	30	–	–	–
	70	(8)	62	34	(5)	29
Argentina
Computer equipment	$53	$(19)	$34	$31	$(17)	$14
Computer software	69	(50)	19	62	(48)	14
Equipment including vehicles	1,014	(360)	654	538	(308)	230
	1,136	(429)	707	631	(373)	258
Effect of movement of exchange rate	(171)	90	(81)	(182)	134	(48)
	$1,035	$(347)	$688	$483	$(244)	$239

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

10.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

	March 31, 2011
	Balance beginning of the period	Translation Adjustment	Balance end of the period
Don Sixto and Other	$3,226	$–	$3,226
CVSA Properties	128	–	128
	$3,354	$–	$3,354
Effect of Movement of Exchange Rate	(507)	(111)	(618)
	$2,847	$(111)	$2,736

	December 31, 2010
	Balance beginning of the period	Translation Adjustment	Balance end of the period
Don Sixto and Other	$3,226	$–	$3,226
CVSA Properties	128	–	128
	$3,354	$–	$3,354
Effect of Movement of Exchange Rate	-	(507)	(507)
	$3,354	$(507)	$2,847

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003, and an agreement dated April 30, 2003,the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. The Don Sixto project is subject to a 3.5% net smelter royalty (“NSR”). (See note 12(c)(ii))

Effective July 22, 2003, 1,600,000 shares were issued and $25 paid for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totalled $3. At that date, the fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost. Effective July, 2005,the option to acquire a 100% interest in Cognito was exercised anda further 2,500,000 shares were issued (fair value $2.5 million), which has beenrecorded as a mineral property acquisition cost.

Estelar Resources Limited

Effective July 22, 2003, a 100% interest in Estelar was acquired for consideration of 1,000,000 shares (fair value of $238), which was recorded as a mineral property acquisition cost.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tablebelow shows the exploration expenditures of the Company by project for the three months ended March 31, 2011 and 2010.

	CVSA Properties	Don Sixto Project and Other	2011	2010
Assays	$173	$59	$232	$487
Consultants and contractors	125	–	125	20
Drilling	2,834	380	3,214	1,251
Engineering	140	–	140	179
Environmental	87	7	94	146
Field camp	518	37	555	313
Geological *	629	21	650	518
Hydrology	27	–	27	–
Infrastructure	80	–	80	–
IVA tax	1,142	(59)	1,083	492
Legal and title	17	1	18	75
Metallurgical*	59	–	59	123
Office operations	228	92	320	179
Resource development	45	1	46	106
Travel	500	73	573	221
Wages and benefits*	1,248	132	1,380	507
Exploration costs for the year	$7,852	$744	$8,596	$4,617
Cumulative exploration costs – end of period	$63,960	$21,847	$85,807	$57,351

* Includes stock-based compensation as reflected below:

	CVSA Properties	Don Sixto Project & Other	2011	2010
Geological	$462	$–	$462	$205
Metallurgical	53	–	53	72
Wages and benefits	770	–	770	99
Total	$1,285	$–	$1,285	$376

c)	Agreements

i) CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar obtained the right to acquirea 100% interest in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, from Cerro Vanguardia (“CVSA”) by making cash payments of US$100thousand(paid) and incurring US$3.0 million (incurred) in exploration expenditures. CVSA holds a 2% NSR in Cerro Moro and the various other projects in Santa Cruz acquired by the Company.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1.0 million) in the Don Sixto Project, located in Mendoza Province, Argentina, for consideration of cash payments totalling US$525 thousand paid or payable as follows:

-         US$175thousand on signing and anniversary dates to December 15, 2007; (paid) and
-	US$50thousand* on or before December 15 of each year thereafter up to and including December 15, 2014.

* ue to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

Cognito may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, Cognito expanded its holding around Don Sixto by signing an option agreement over additional exploration rights situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25thousandover six years followed by a purchase price comprising three annual payments of US$200thousand. Should Cognito exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Companyhas delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Companynot be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

iii)	Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire up to an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further provides for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. Estelar will manage the potential future development of both the Cerro Moro project and the areas covered by Fomicruz licenses and will fund all exploration and development costs.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

iv	Other Properties

MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750) in the Agua Nueva and Rosarita South Projects, located in Mendoza and San Juan Provinces, Argentina, for consideration of cash payments totalling $440paid or payable as follows:

-     an accumulated $70 on signing and anniversary dates to October 1, 2007; (paid)
-     $30 on or before October 1, 2008; (not paid)*
-     $40 on or before October 1, 2009; (not paid)* and
-     $50 on or before October 1 of each year thereafter to 2015**.

* Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.
** In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

11.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	March 31, 2011
	Number of Shares	Amount
Balance, beginning of year	87,473,627	$144,641
Issued during the period for cash:
Exercise of options	73,750	40
Contributed surplus allocated on exercise of options	–	22
Balance, end of period	87,547,377	$144,703

During the periodthe Company issued 73,750 shares pursuant to the exercise of options at an average price of $0.54per share for a total consideration of $40. Contributed surplus allocated to share capital upon the exercise of stock options was $22.

12.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At March 31, 2011, the maximum number of options issuable under the Plan was 13,132,107. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

12.	Stock Option Plan (Continued)

A summary of the status of the Plan at March 31, 2011 and changes during the period is as follows:

	March 31. 2011
	Options	Weighted Average Exercise Price

Options outstanding, December 31, 2010	12,200,525	$2.62
Exercised	(73,750)	0.54
Options outstanding, March 31, 2011	12,126,775	$2.63

The following table summarizes information about the stock options outstanding at March 31, 2011.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.01 - 1.00	4,927,400	2.07	$0.56	4,927,400	$0.56
1.01 - 2.00	1,958,750	3.80	1.41	1,170,000	1.37
2.01 - 3.00	1,542,000	4.11	2.49	1,130,000	2.06
4.01 - 5.00	655,000	4.44	4.60	327,500	4.60
5.01 - 6.00	600,000	4.44	5.06	300,000	5.06
6.01+	2,443,625	4.71	6.77	257,813	6.80
	12,126,775	3.39	$2.63	8,112,713	$1.41

Stock-based Compensation

Stock-based compensation recognized on options granted by the Company amounting to $3,927, has been allocated to contributed surplus and expenditure as follows:

	Three months ended March 31,
	2011	2010
Administration salaries and consulting	$454	$227
Management fees	996	683
Directors’ fees	1,189	199
Shareholder communications	3	43
Mineral property exploration expenditures	1,285	376
Total	$3,927	$1,528

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

13.	Warrants

At March 31, 2011 the Company hadoutstanding 455,000 share purchase warrants exercisable at a price of $5.00. The share purchase warrants expire on September 28, 2011.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

14.	Contributed Surplus

Details are as follows:

Balance - December 31, 2009	$77,599
Net assets contributed by Exeter (Note 6)	27,947
Funding provided by and expenses paid by Exeter	1,850
Stock-based compensation for the period January 1 – March 24, 2010, allocated from Exeter (Note 12)	826
Allocation to share capital on completion of the Arrangement (Notes6)	(104,407)
Stock based compensation recognized (Note 12)	7,778
Agent´s warrants (Note 13)	523
Allocation on exercise of options and warrants during the year(Note 11)	(948)
Balance - December 31, 2010	$11,168
Stock based compensation recognized (Note 12)	3,927
Allocation on exercise of options and warrants during the year (Note 11)	(22)
Balance – March 31, 2011	$15,073

15.	Related Party Transactions

Amounts due from related party of $2 at March 31, 2011 (December 31, 2010 - $22) is for expenditures that the Company and Exeter incur for staff and exploration expenditures on behalf of each other. The amounts due from related parties are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $193 at March 31, 2011 (December 31,2010 - $88) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the three months ended March 31, 2011 a total of $389(2010 - $130) was paid or accrued for related party transactions as described below:

(a)	Exploration and consulting fees of $35(2010 - $32 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at March 31, 2011, the Company owed$nil.

(b)	Management fees of $44(2010 - $26 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at March 31, 2011, the Company owed $12.

(c)	Management fees of $50 (2010 - $21) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at March 31, 2011, the Company owed $4.

(d)	Management fees of $50 (2010 -$25 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice-President Finance. As at March 31, 2011, the Company owed $nil.

(e)	Fees of $27 (2010 - $nil) were paid or accrued to a company, of which one of the officers of the Companyis a former partner for legal services. As at March 31, 2011, theCompany owed $7.

(f)	Administrative fees of $105(2010 - $nil) for the provision of office facilities and staff to the Company, and travel expenses of $25 were paid to Exeter.As at March 31, 2011, the Company owed $103.

(g)	Exploration fees of $38 (2010 - $26 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice President Development. As at March 31, 2011, the Company owed $44.

(h)	Fees of $15 (2010 - $nil) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at March 31, 2011, the Company owed $23.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

16.	Contractual Obligations

The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 10(c)). Office lease commitments are summarized in the table below:

	Payments Due by Year (in thousands)
	Total	2011	2012-2013	2014-2016
Office leases
-Argentina	$84	$40	$44	$-
-Canada*	454	74	176	204
Total	$538	$114	$220	$204

The Company has various property access agreements, which are renewed periodically, related to its projects at an estimated cost of approximately $473 per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

17.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the period ended March 31, 2011 and 2010as follows:

	2011	2010
Non-cash financing activities:
Issue of warrants for agent’s commission	$ –	$ 523

18.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographic region:

March 31, 2011	Canada	Argentina	Total
Cash and cash equivalents	$37,587	$1,089	$38,676
Amounts receivable and prepaid expenses	345	158	503
Due from related party	2	–	2
Property and equipment	62	626	688
Mineral properties	–	2,736	2,736
	37,996	4,609	42,605
Current Liabilities	(1,043)	(2,426)	(3,469)
	$36,953	$2,183	$39,136
Net loss –three months ended March 31, 2011	$5,006	$7,019	$12,025

ExtorreGold Mines Limited
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

18.	Segmented Information (Continued)

December31, 2010	Canada	Argentina	Total
Cash and cash equivalents	$45,248	$854	$46,102
Amounts receivable and prepaid expenses	154	331	485
Due from related party	22	–	22
Property and equipment	29	210	239
Mineral properties	–	2,847	2,847
	45,453	4,242	49,695
Current Liabilities	(613)	(1,744)	(2,357)
	$44,840	$2,498	$47,338
Net loss – three months ended March 31, 2010	$4,316	$2,258	$6,574